SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of December, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Holding(s)in Company


LETTER TO:  XENOVA GROUP PLC

Companies Act 1985 (as amended)
Disclosure of Interests in Shares

In accordance with part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and all of its subsidiary companies, no longer have a notifiable interest in the issued share capital of your company.

For the purposes of S210 of the Act, the address for those companies identified herein is Laurence Pountney Hill London EC4R 0HH.

From:  Richard Harding
       for and on behalf of Prudential plc.

                Notifiable Position Report for XENOVA GROUP ORD GBP0.01
                              as at 23 December 2003

Percentage holdings are calculated using an issued share capital of 431,483,887 ORD GBP0.01 shares

Registered Holder                    Holding                    %

                               No Records Returned


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date  24 December, 2003